Filed by BurTech Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: BurTech Acquisition Corp.

Commission File No. 001-41139

The following contains communications Blaize, Inc. (“Blaize”) made to its employees via email on December 22, 2023.

Dear Blaize Team,

As you know, we have been considering a variety of ways to approach capitalizing Blaize for the long-term, including a potential combination with a Special Purpose Acquisition Company (SPAC). A SPAC is a company with no commercial operations formed strictly to raise capital through an initial public offering and then combine with an existing company to provide the existing business with a cash infusion and a streamlined path to becoming a public company.

Today, we publicly announce that Blaize is combining with a SPAC called BurTech Acquisition Corp. (NASDAQ: BRKH) (“BurTech”) – please read the joint press release issued by BurTech and Blaize today to learn more. Though we can’t provide you with a specific date, we expect that the transaction will close and Blaize will be a publicly traded company in the second quarter of 2024, and we will keep you apprised as things develop.

We believe that the proposed transaction will enhance our ability to scale our technology and operations and accelerate our growth. This change will demand greater accountability, diligence, and reporting; consistently executing to targets; more formal and deliberate communications and information-sharing; and a higher expectation of behavior both as a company and as individuals. These next few months are critical to our long-term success, and our goal will be to execute with precision unlike ever before.

Today's news may generate interest from customers, partners, the media, and our shareholders. If you receive any inquiries, including former Blaize employees, please do not share ANY information; forward them to IR@Blaize.com. Additionally, please do not reply to any inquiries, comment to the press, or share company information outside, even with your friends and family.

Attached are FAQs that will answer your initial questions. We will continue to communicate with you as things change, but please bear with us over the next 90 days as we work through a very complex process. We ask that you refrain from talking about these topics over email or other platforms - i.e., MS Teams.

As we approach the new year, I am excited to announce an upcoming All Hands meeting scheduled for January 8, 2024. I encourage everyone to attend this important session as we celebrate achievements, discuss the growth of our company, and reinforce our commitment to fostering a culture of excellence.

We are excited to be embarking on this journey together.

Sincerely,

Dinakar

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of BurTech or Blaize, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Filed by BurTech Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: BurTech Acquisition Corp.

Commission File No. 001-41139

Additional Information and Where to Find It

In connection with the Business Combination, BurTech intends to file with the SEC a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary prospectus and proxy statement of BurTech in connection with the Business Combination, referred to as a proxy statement/prospectus (the “Registration Statement”), and after the Registration Statement is declared effective, BurTech will mail a definitive proxy statement/prospectus relating to the Business Combination to its stockholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BurTech may file other documents regarding the Business Combination with the SEC, and BurTech’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus and the other documents filed in connection with the Business Combination, as these materials will contain important information about Blaize, BurTech and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of BurTech as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at a meeting of BurTech’s stockholders to be held to approve the Business Combination and such other matters. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to BurTech Acquisition Corp., 1300 Pennsylvania Avenue, Suite 700, New York, NY 20006, Attention: Roman Livson, Chief Financial Officer.

Before making any voting decision, investors and security holders of BurTech are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with BurTech’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination, and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about BurTech, Blaize and the Business Combination.

Participants in Solicitation

BurTech, Blaize, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from BurTech’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BurTech’s stockholders in connection with the Business Combination, including the names of such persons and a description of their respective interests, is set forth in BurTech’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement regarding the proposed business combination when it becomes available. Stockholders will be able to obtain copies of the documents described in this paragraph that are filed with the SEC, once available, without charge at the SEC’s website at www.sec.gov, or by directing a request to BurTech Acquisition Corp., 1300 Pennsylvania Avenue, Suite 700, New York, NY 20006, Attention: Roman Livson, Chief Financial Officer.

Filed by BurTech Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: BurTech Acquisition Corp.

Commission File No. 001-41139

Forward-Looking Statements Legend

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are based on beliefs and assumptions and on information currently available to BurTech and Blaize. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of BurTech’s securities; (ii) the risk that the Business Combination may not be completed by BurTech’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BurTech; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by BurTech’s stockholders, the satisfaction of the minimum aggregate transaction proceeds amount following redemptions by BurTech’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the Business Combination and to support the future working capital needs of Blaize and the combined company; (v) the effect of the announcement or pendency of the Business Combination on Blaize’s business relationships, performance, and business generally; (vi) risks that the Business Combination disrupts current plans of Blaize and potential difficulties in the retention of Blaize as a result of the Business Combination; (vii) the outcome of any legal proceedings that may be instituted against BurTech or Blaize related to the Merger Agreement and the Business Combination; (viii) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (ix) the ability to maintain the listing of BurTech’s securities on Nasdaq; (x) the price of BurTech’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Blaize operates, variations in performance across competitors, changes in laws and regulations affecting Blaize’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, including the possibility of cost overruns or unanticipated expenses in development programs, and the ability to identify and realize additional opportunities; (xii) the enforceability of Blaize’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; (xiii) the incurrence of significant expenses to remediate, or damage to Blaize’s reputation as a result of, any defects in Blaize’s products; and (xiv) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in BurTech’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov and other documents filed, or to be filed with the SEC by BurTech, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither BurTech nor Blaize presently know or that BurTech or Blaize currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the definitive proxy statement to be filed by BurTech with the SEC, including those under “Risk Factors” therein, and other documents filed by BurTech from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and BurTech and Blaize assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither BurTech nor Blaize gives any assurance that either BurTech or Blaize will achieve its expectations.